Exhibit 99.2

ORLA MINING LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Wednesday, June 21, 2023 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS	OUTCOME OF VOTE

1. Election of Directors:	FOR	AGINST
Charles Jeannes	234,288,614 (99.15%)	2,007,046 (0.85%)	Carried
Jason Simpson	236,235,996 (99.97%)	59,664 (0.03%)	Carried
Jean Robitaille	222,749,093 (94.27%)	13,546,567 (5.73%)	Carried
Tim Haldane	234,307,058 (99.16%)	1,988,602 (0.84%)	Carried
David Stephens	234,303,538 (99.16%)	1,992,121 (0.84%)	Carried
Elizabeth McGregor	235,998,311 (99.87%)	297,349 (0.13%)	Carried
Tamara Brown	234,626,414 (99.29%)	1,669,246 (0.71%)	Carried
Ana Sofía Ríos	235,982,512 (99.87%)	313,148 (0.13%)	Carried
Scott Langley	221,048,697 (93.55%)	15,246,963 (6.45%)	Carried

FOR	WITHHELD
2. Appointment of Auditors: Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Board of Directors to fix their remuneration.	244,700,904 (99.97%)	68,106 (0.03%)	Carried

FOR	AGAINST	WITHHELD
3. Say-on-Pay: A non-binding advisory resolution accepting the Company’s approach to executive compensation.	230,438,094 (97.52%)	5,810,751 (2.46%)	46,813 (0.02%)	Carried